RATHAUS TEMPE, LLC

BALANCE SHEET
(UNAUDITED)

AS OF
November 8, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Rathaus Tempe, LLC
Index to the Balance Sheet
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Rathaus Tempe, LLC
Phoenix, Arizona

We have reviewed the accompanying balance sheet of Rathaus Tempe, LLC (the "Company"), as of November 8, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

February 7, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego
1

RATHAUS TEMPE, LLC
BALANCE SHEET
AS OF NOVEMBER 8, 2016
(unaudited)

	November 8, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Member's Equity:	
Commitments and contingencies (Note 3)	
Member's Equity:	
Member's equity	10,000
Subscription receivable	(10,000)
Total member's equity	-
Total liabilities and member's equity	$ -

See accompanying independent accountants' review report and notes to the balance sheet.

2

NOTE 1 – NATURE OF OPERATIONS

Rathaus Tempe, LLC was formed on November 8, 2016 ("Inception") in the State of Arizona. The balance sheet of Rathaus Tempe, LLC (which may be referred to as "Rathaus Tempe," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

The Company was formed to create a traditional German restaurant and bar, specializing in authentic German food and freshly tapped beer. The restaurant will feature German styled furniture, tableware and artwork, while serving traditional German dishes along with a wide selection of American, German and international beers, spirits, and liquors. It will be located in Phoenix, Arizona. The Company will utilize an existing facility leased by Member which currently houses a similar restaurant.

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations, member contributions and loans, and/or debt and financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 8, 2016. Fair values were assumed to approximate carrying values because of their short term in nature.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is taxed as a Limited Liability Company ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Recent Accounting Pronouncements
In February 2016, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

See Note 5 for discussion of an operating lease entered into subsequent to the balance sheet date.

NOTE 4 – MEMBERS' EQUITY

LLC Units
The Company was formed as a single member LLC. The sole member was to contribute $10,000 for 100% interest in the Company. Profits and losses are allocated to the member based on percentage of equity. Subsequent to the balance sheet date, the member contributed $500.

The operating agreement provides for the following:

The limited liability company interests in the Company shall consist exclusively of membership interests of the Company. Membership interests are considered to be intangible personal property and does not create beneficial ownership of any property of the Company.

Withdrawal of a member is subject to the prior written approval of the Manager, which may approve or without in its sole and absolute discretion. Any withdrawal made without written consent of the Manager shall constitute a material breach of the operating agreement, and the Company shall have the right to recover damages from the withdrawn member and to offset the damages against any amounts otherwise distributable to such withdrawn member.

So long as Rathaus Restaurants, LLC is the Manager, the Manager may unconditionally and freely redeem up to and not to exceed a total of 50% of the initial membership interests of Rathaus Restaurants, LLC for no redemption price and may then issue said membership interests to one or more additional members. The redeemed membership interests shall not exceed 50% in exchange for contributions totaling $900,000.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the member of the LLC contributed $500 to the Company.

On January 2, 2017, the Company entered into an operating lease to be used for the Company's operations. The lease is for a period of ten (10) years commencing on February 1, 2017. Commencing on April 1, 2017, the lease requires minimum monthly payments of $18,000 increasing by 3% per annum thereafter. In addition, the Company is responsible for common area maintenance charges and other operating expenses.

The Company has evaluated subsequent events that occurred after November 8, 2016 through January 24, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.